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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. ______________)*


                       DNA Plant Technology Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 233236-10-8
- --------------------------------------------------------------------------------
                                (CUISP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                              Page 1 of 6 pages

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[CUISP NO. 233236-108]           13G                   [Page 2 of 6 Pages]
 --------------------                                   -----------------

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    GRACE BROTHERS, LTD.

- --------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                (b)  [ ]
- --------------------------------------------------------------------------------

3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

           ILLINOIS LIMITED PARTNERSHIP
- --------------------------------------------------------------------------------
                5  SOLE VOTING POWER
                   3,625,604 SHARES (OF WHICH 1,100,000 SHARES WOULD BE
  NUMBER OF        RECEIVED UPON EXERCISE OF WARRANTS AND, 525,604 SHARES
   SHARES          WOULD BE RECEIVED UPON CONVERSION OF $2.25 CONVERTIBLE
BENEFICIALLY       PREFERRED SHARES)
  OWNED BY      ----------------------------------------------------------------
    EACH        6  SHARED VOTING POWER
 REPORTING
  PERSON
   WITH         ----------------------------------------------------------------
                7  SOLE DISPOSITIVE POWER
                   3,625,604 SHARES (OF WHICH 1,100,000 SHARES WOULD BE
                   RECEIVED UPON EXERCISE OF WARRANTS AND, 525,604 SHARES
                   WOULD BE RECEIVED UPON CONVERSION OF $2.25 CONVERTIBLE
                   PREFERED SHARES)

                ----------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER



- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,625,604 SHARES (OF WHICH 1,100,000 SHARES WOULD BE RECEIVED UPON EXERCISE
    OF WARRANTS AND, 525,604 SHARES WOULD BE RECEIVED UPON CONVERSION OF $2.25 CONVERTIBLE PREFERRED SHARES)
- --------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    8.2%

- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    BD, PN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 6 pages


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                               Page 3 of 6 Pages


                   GRACE BROTHERS, LTD.  -   TRITON GROUP LTD

                                  Schedule 13G




Item 1 (a)   Name of Issuer:

             DNA Plant Technology Corporation

Item 1 (b)   Address of Issuer's Principal Executive Offices:

             6701 San Pablo Avenue
             Oakland, CA  94608

Item 2 (a)   Name of Person Filing:

             Grace Brothers, Ltd.

Item 2 (b)   Address of Principal Business Office or, if none, Residence:

             1560 Sherman Avenue, Suite 900
             Evanston, IL  60201

Item 2 (c)   Citizenship:

             Illinois Limited Partnership

Item 2 (d)   Title of Class of Securities:

             Common Stock

Item 2 (e)   CUSIP Number :

             233236108

Item 3       If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2
             (b), check whether the person filing is a:

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                               Page 4 of 6 Pages



                    (a)  (X)  Broker or Dealer registered under Section 15 of
                              the Act

                    (b)  ( )  Bank as defined in section 3(a)(6) of the Act

                    (c)  ( )  Insurance Company as defined in section 3(a)(19)
                              of the Act

                    (d)  ( )  Investment Company registered under section 8 of the Investment Company Act

                    (e)  ( )  Investment Adviser registered under section 203
                              of the Investment Advisers Act of 1940

                    (f)  ( )  Employee Benefit Plan, Pension Fund which is
                              subject to the provisions of the Employee
                              Retirement Income Security Act of 1974 or
                              Endowment Fund: see  240,13d-1(b)(1) (ii)(F)

                    (g)  ( )  Parent Holding Company, in accordance with
                              340,13d-1(b)(ii)(G) (Note: See Item 7)

                    (h)  ( )  Group, in accordance with  240,13d-
                              1(b)(1)(ii)(H)

Item 4       Ownership

                    (a)  Amount Beneficially Owned:

                         3,625,604 shares (of which, 1,100,000 shares would be received upon exercise of warrants, and 525,604 shares received upon conversion of $2.25 Convertible Preferred shares)

                    (b)  Percent of Class:

                         8.2%

                    (c) Number of shares as to which such person has:

                        (i)   sole power to vote or
                              to direct the vote         3,625,604
                                                         ---------
                        (ii)  shared power to vote or
                              to direct the vote



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                               Page 5 of 6 Pages



                   (iii)   sole power to dispose
                           or to direct the
                           disposition of             3,625,604
                                                      ---------
                   (iv)    shared power to dispose
                           or to direct the
                           disposition of

Item 5.      Ownership of Five Percent or Less of a Class

             Not Applicable


Item 6.        Ownership of More than Five Percent on Behalf of Another Person

             No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

             Reporting person is not a parent holding company.

Item 8.      Identification and Classification of Member of the Group

             Reporting person is not a member of a group.

Item 9.      Notice of Dissolution of Group

             Reporting person is not filing notice of dissolution of a group.

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                               Page 6 of 6 Pages




      Item 10.   Certification

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.



                 Signature

                           After reasonable inquiry and to the best of my
                 knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                 Date:   June 28, 1996
                         -------------


                 Signature:________________________________


                 Name/Title:  Bradford T. Whitmore/General Partner
                                ------------------------------------